SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Announces Filing of Annual Report with the U.S. Securities and Exchange Commission dated June 28, 2009.




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                                                                          ITEM 1

012 Smile.Communications Announces Filing of Annual Report with the U.S. Securities and Exchange Commission

Press Release

Source: 012 Smile.Communications

On Sunday June 28, 2009, 3:12 am EDT

PETACH TIKVA, Israel, June 28 /PRNewswire-FirstCall/ -- 012 Smile.Communications (Nasdaq Global Market and TASE: SMLC), an Israeli telecommunications service provider, today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission. The annual report is available on the Company's website at http://www.012.net/investor/. Shareholders may receive a hard copy of the annual report free of charge upon request.

About 012 Smile.Communications

012 Smile.Communications is a leading provider of communication services in Israel, offering a wide range of broadband and traditional voice services. The Company's broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows the Company to provide services to almost all of the homes and businesses in Israel.

012 Smile is a majority owned subsidiary of Internet Gold Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet related sectors. Internet Gold and 012 Smile are part of the Eurocom Communications Group.

    Investor relations contacts:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel: +972-3-516-7620

    Garth Russell - KCSA Strategic Communications grussell@kcsa.com / Tel: +1-212-896-1250




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                     (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date: June 29, 2009